November 8, 2006

To:	Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega United, Inc.
Form 10-SB12G filed July 14, 2006
File No.: 0-52137

Dear Ms. Barros:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated September 25, 2006:

General

1.

Please refer to Item 310(g) of Regulation S-B and file an amended registration statement on Form 10-SB to include your most recent interim financial statements for the three and six months ended June 30, 2006. In accordance with Items 310(g) and 310(b) of Regulation S-B, please also include interim financial statements for the comparable three and six month periods ended June 30, 2005.

The Company has prepared interim financial statements for the three and nine month periods ended September 30, 2006; which are filed herewith. Additionally, information pertaining to the results of operations for the three months ended March 31, 2006, has been updated to reflect current financial information through the three and nine months ended September 30, 2006.

2.

We note your response to our prior comment 2 and reissue that comment. Please revise your disclosure to explain why you wish to provide current information to the public and your stockholders at this time. For example, do you anticipate an offering of your securities in the near future? Is your intent to ensure that your common stock is eligible for resale under Rule 144? Do you intend to apply for a listing of your securities in an exchange? Please revise your disclosure and expand your explanation.

The Company reasserts that the purpose of the Form 10-SB12G is to provide information to shareholders and the general public.

The Company represents that it currently has no plans for, nor is it contemplating, another offering of equity or debt securities for the next at least 12 months.

The Company insists that eligibility for resale of shares under Rule 144 is not a determining factor for filing the Form 10-SB12G.

The Company is currently trading on the Pink Sheets under the ticker symbol “OMGU.” The Company claims that it has no intention to seek listing on an exchange for the foreseeable future.

Re: Omega United, Inc.

November 8, 2006

Part I

Item 1. Description of Business, pages 3-5

3.

We note your response to our prior comment 5 and your statement that you will not have the right to act as agent for entertainers under the vendor agreement and that you will add value by giving the vendor a place to post user-created web pages. Please expand your disclosure to clarify that you will not provide any content for the vendor’s web page and that all content will be provided by the vendor.

The registration statement has been amended, as follows:

We have developed an Internet site through which consumers will be able to seek entertainment services. A value-added service we offer entertainers is the ability to post user-created web pages on our web site. Entertainers are able to post photos, list of services or even sample music or video performances. It is the explicit responsibility of vendors to develop and maintain all content for their web pages.

4.	We note your response to our prior comment 6 and reissue that comment in part. Please revise your disclosure to indicate that “Submit-It” is a software program.

The registration statement has been amended, as follows:

We will accomplish this by optimizing our code and utilizing search-engine submission software like Submit-It, which recommends possible keywords to increase the relevance of our search terms and possibly achieve favorable placement on search engines.

Part II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 12

5.

We reissue comment 15 as requested. Please note that resale under Rule 144 and Rule 144(k) is only permitted once you have available “adequate current public information” under Rule 144(c). The Rule 144(c) requirement is met if you have either:

•	registered under section 12 of the Securities Exchange Act of 1934 and been subject to ’34 Act reporting requirements for 90 days, or

•	made available other comparable public information as required by rule 144(c)(2).

You cannot meet the first requirement until 90 days after this registration statement is effective and you appear not to have met the second requirement. As a result, your securities cannot be sold in reliance on Rule 144 at the “present time”. Please revise your disclosure accordingly.

The registration statement has been amended, as follows:

In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an “affiliate” of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above. In order for shareholders to sell shares subject to Rule 144, there must be available adequate current public information about our company and our securities.

Re: Omega United, Inc.

November 8, 2006

There are currently 5,320,500 shares of common stock, or 77% of our total issued and outstanding common stock, that are considered restricted securities under Rule 144 of the Securities Act of 1933. Of that amount, 5,200,000 shares, or 75% of our issued and outstanding common stock, are held by our affiliates, as that term is defined in Rule 144(a)(1).

Item 4. Recent Sales of Unregistered Securities, pages 12-13

6.

We note your response to our prior comment 19 and reissue that comment in part. With respect to your arrangement with Mr. Bleazard, please revise your disclosure to explain the meaning of a “Series 63” agent. In addition, we note your statement that no commissions or underwriting discounts were provided to Mr. Bleazard for his services. Please revise your disclosure to explain how you compensated Mr. Bleazard for his underwriting services.

The registration statement has been amended, as follows:

This offering of shares was conducted on a best-efforts basis by Brett Bleazard, a non-affiliated party and a sales agent licensed with us having completed the Series 63 Uniform Securities Agent State Law Examination entitling Mr. Bleazard with the qualifications necessary to become a securities agent. No commissions, underwriting discounts or other form of compensation were provided to Mr. Bleazard for his services.

7.	We note your response to our prior comment 20 and reissue that comment in part. On pages 6 and 14 you still state that there were 22 investors. Please revise.

The registration statement has been revised throughout to accurately state that there were 23 investors in the Regulation D offering.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies, page F-6

8.

We acknowledge your response to comment 21. Please revise your disclosure to clearly distinguish when you consider revenue to be “earned” and refer to the applicable authoritative literature under U.S. GAAP, such as SAB No. 104, Topic 13A.1, that supports your policy. Please also revise your disclosure to clarify whether you receive upfront deposits or fees from the third parties who solicit your services as a booking agent and how you treat such deposits/fees; that is, tell us and disclose whether you would defer amounts received up-front and recognize those amounts as revenue when the entertainer completes his/her performance and clarify how the cancellation of performances impacts your accounting treatment.

Footnote 1 has been amended, as follows:

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, the performance has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured.

The Company may receive upfront fees from third parties who solicit the services of the Company as a booking agent. The upfront fees may be either nonrefundable, or refundable based upon the contractual arrangement. The upfront fees are recorded as deferred revenues when received, and recorded as earned when the entertainer completes the agreed-upon performance. If the event is cancelled and the upfront fee is refundable, the revenue is neither fixed or determinable until the cancellation privileges lapse. If the performance is cancelled and the fee is refunded, no revenue is recognized. If the performance is

Re: Omega United, Inc.

November 8, 2006

cancelled and the fee is non-refundable, the revenue is recognized upon cancellation.

Note 3-Stockholder’s Equity, page F-11

9.

We acknowledge your response to comment 24. In your response to comment 23, you indicate that you utilize the fair value of the services rendered in accounting for your non-employee share based payment transactions, presumably due to the fact that there is no public market for your common shares. Please provide us with additional information to further clarify why you utilized a value of $0.01/share for your February 4, 2004 transaction and tell us how your accounting treatment for this transaction is appropriate under paragraph 8 of SFAS No. 123. You should apply your accounting policy consistently for all share-based payment transactions with non-employees.

Footnote 3 has been revised as follows:

On February 4, 2004, the Company issued 1,000,000 shares of its $.001 par value common stock to Kendall Clark, an officer and director, in exchange for cash in the amount of $10,000. At the time of the issuance, the Company had established its corporate framework, had issued its’ founders shares, and had begun to pursue its’ planned operations. SFAS 123, does not specify the measurement date for share-based payment transactions with nonemployees for which the measure of the cost of goods acquired or services received is based on the fair value of the equity instruments issued. EITF Issue No., 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” establishes criteria for determining the measurement date for equity instruments issued in share-based payment transactions with nonemployees. EITF 96-18 states that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete. The Company has determined that the measurement date of the transaction was the date of issue. At the issue date, the Company’s shares were not publicly traded, therefore there was no established market price, and there were no bid or asked price, and there had been no initial public offering upon which to determine “fair market value.” Since none of the foregoing measurements were available to determine “fair market value,” the Company’s Board of Directors determined, based on good faith, that the fair market value on the measurement date was $.01 per share.

Re: Omega United, Inc.

November 8, 2006

Financial Statements for the Quarter Ended March 31, 2006

Notes to Financial Statements

Note 1 – Organization and Significant Accounting Policies

Stock-Based Compensation, page F-8

10.

We acknowledge your response to comment 26. Please revise your disclosure and tell us whether you adopted SFAS No. 123(R) on January 1, 2006, as your statement that you “will adopt” this pronouncement is not consistent with the required effective date. Refer to paragraph 69 of SFAS No. 123(R). Additionally, please revise your disclosure to clarify for which periods you are required to apply the modified prospective method versus the modified retrospective method in implementing SFAS No. 123(R); stating that you are “required” to utilize the modified prospective method is inconsistent with the pronouncement. Please refer to paragraph 71 of SFAS No. 123(R). Please also refer to the disclosure requirements in paragraph 84 of SFAS No. 123(R), as applicable.

Footnote 1 has been amended, as follows:

In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method. The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact us.

Sincerely,

/s/ Shelley Clark

Shelley Clark

President